UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Dual Listing on Upstream

On October 1, 2024, Brera Holdings PLC (the “Company”) dual listed its Class B Ordinary Shares, $0.005 nominal value per share (“Class B Ordinary Shares”), on the Upstream stock exchange, as operated by MERJ Exchange Ltd. (“Upstream”), and registered in the Seychelles under the Seychelles Securities Act, 2007. The Class B Ordinary Shares are dual listed and traded on Upstream as uncertificated ordinary shares represented by MERJ Depository Interests (“MDI”) that are digital in nature, and such MDIs represent the same class and shares of the Company’s Class B Ordinary Shares as currently listed and traded under the ticker symbol “BREA” on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC. The Class B Ordinary Shares will now also trade on Upstream under the ticker symbol “BREA”.

Upstream is operated as a fully regulated and licensed integrated securities exchange, clearing system and depository. Upstream/MERJ is an affiliate of the World Federation of Exchanges (“WFE”), recognized by HM Revenue and Customs UK as a ‘Recognised Stock Exchange’, a full member of the Association of National Numbering Agencies (“ANNA”) where MERJ is responsible for assigning and registering ISIN and CFI identifiers to users, a Qualifying Foreign Exchange for OTC Markets in the U.S., and a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (“IOSCO”). In addition, the Seychelles is a full member of the Eastern and Southern African Anti-Money Laundering Group (“ESAAMLG”) and is in good standing with same and is a participating jurisdiction recognized by the U.S. Treasury under the Foreign Account Tax Compliance Act (“FATCA”).

The Upstream website, policy, terms, and conditions state that if you are a U.S. based investor, a U.S. citizen or permanent resident, you will not be able to deposit, buy, or sell securities that were previously purchased from an issuer, stockbroker, or stock exchange where such a securities issuer has then subsequently dual-listed on Upstream.

Upstream is only available to non-U.S. persons. Upstream operates its Know Your Customer (“KYC”) process for on-boarding securities traders as an “Active Confirmation” service which stipulates that a user may not trade securities until they pass KYC. As part of Upstream KYC, a persons’ citizenship and residence/domicile is determined by an Upstream KYC-reviewer, and those persons that are either citizens of the U.S. or reside in the U.S. will not be permitted to trade securities on Upstream. After passing KYC, all other nationalities and domiciles are permitted to freely deposit and trade securities on Upstream, notwithstanding certain jurisdictions that the Financial Action Task Force (“FATF”) has designated as high-risk for money laundering and/or terrorist financing.

The Company’s Class B Ordinary Shares have been registered with the U.S. Securities and Exchange Commission (the “Commission”) and make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number. There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares in depositories: (i) digital book entry with the Company’s transfer agent, (ii) free trading at a U.S. stockbroker, under “street name” CEDE & Co. or (iii) free trading on Upstream, under “street name” MERJ Depository and Registry Limited (“MERJ Dep.”). U.S. persons may only elect to hold their shares in either (i) or (ii) above, as U.S. persons are not permitted to deposit or trade securities on Upstream.

Upstream digital securities and Upstream securities are interchangeable terms that have the same meaning. Upstream securities are a digital representation of the Company’s Class B Ordinary Shares that have been issued and registered with the Commission. On the Upstream apps’ portfolio screen, a security balance (share count) is a 1:1 representation of the Class B Ordinary Shares as held by a trader and acts as confirmation of the settlement of either a share deposit or a share purchase in the shareholder’s name. The ownership details of an Upstream securities balance of the Company’s Class B Ordinary Shares for each shareholder shall include but not be limited to:

●	Certificate number

●	Company name and CUSIP/ISIN number

●	Shareholder name, domicile address and nationality

●	Shareholder Upstream account number

●	Number of shares owned

●	Class of shares

●	Issue date of shares

●	Amount paid for the shares the Upstream secondary market

The Class B Ordinary Shares, as deposited by the Company’s shareholders to Upstream exclusively via the Company’s transfer agent, is held by MERJ Dep., which is a licensed Securities Facility, in exchange for the issuance of an Upstream digital securities share balance representing such share deposits and that are then immediately tradable on the Upstream stock exchange secondary market. The beneficial owners of the Class B Ordinary Shares held by the Upstream nominee, MERJ Dep., shall be entitled to vote their shares at shareholder meetings and to receive notices and solicitation materials for shareholder meetings, receive the same dividends and all other rights conferred by the Company under state and federal laws. They are afforded these rights since they have not surrendered or otherwise disposed of the Class B Ordinary Shares and the applicable laws are the same and the shares are the same class, they are just represented digitally on the Upstream smartphone app.

In addition, shareholders on Upstream have the right to receive confirmations, proxy statements and other documents as distributed by the Company pursuant to its legal obligations. There are no restrictions, limitations, or other losses of rights when the Class B Ordinary Shares are deposited for secondary trading on the Upstream stock exchange.

Investors are encouraged to take note that as in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise. Trading on foreign exchanges can expose investors to various risks, including currency fluctuations and differences in trading rules and regulations. Here are some of the most common risks associated with trading on foreign exchanges such as Upstream:

1. Regulatory Risk: Different countries have different rules and regulations governing securities trading, and investors who trade on foreign exchanges may be subject to unfamiliar or complex regulations. In some cases, foreign regulators may have different reporting requirements or different standards for disclosure than U.S. regulators, which can make it difficult for investors to make informed decisions.

2. Market Risk: Foreign markets may be subject to different economic, political, or social conditions than U.S. markets, which can affect the performance of securities traded on those markets. Investors who trade on foreign exchanges may be exposed to higher levels of volatility and uncertainty than they would be if they traded solely on US exchanges.

3. Liquidity Risk: Securities traded on foreign exchanges may have lower liquidity than the same securities as traded on U.S. exchanges, which can make it more difficult for investors to buy or sell those securities at the desired price.

4. Operational Risk: Trading on foreign exchanges may also expose investors to operational risks, such as delays or errors in the settlement of trades or difficulties in accessing trading platforms.

Investors who are considering trading on foreign exchanges, including Upstream, should carefully evaluate these and other risks and consult with financial and legal advisors before making any investment decisions. They should also be aware of any fees, taxes, or other costs associated with trading on foreign exchanges.

Upstream is available from your preferred app store at https://upstream.exchange/, and is activated by creating an account by tapping sign up, and completing a KYC identity verification process. Interested parties may download the application and will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures, and other corporate information. Further there is a direct link of information on the Company at https://upstream.exchange/breraholdings. All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of Upstream, a MERJ Exchange market, as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority. The Upstream market is open 5 days a week 20 hours a day, Monday to Friday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST).

To open an account on Upstream you must pass KYC. Upstream KYC does not rely on IP address monitoring or IP address analysis to identify a U.S. person or a US-originating transaction, as this is too easily spoofed using VPN technologies. All Upstream users (U.S. and overseas) are required to have passed a KYC review by Upstream personnel. Upstream determines whether a person is U.S. domiciled or is a US person living overseas and restricts the app’s functionalities accordingly. There are no defaults pending-KYC-review, only after a full KYC review by Upstream personnel are any securities transactions permitted. Upstream requires the following KYC information to be supplied by users: name, date of birth, citizenship, cell phone, email address, postal address, bank account (no 3rd party transfers), selfie, photo ID, liveness detection in-app interview, GPS location or utility bill, and to verify an SMS code sent to the cell phone. Post KYC due diligence, the users’ details are also subjected to enhanced due diligence for AML, and these details are checked against international AML lists (ref: https://amlcop.com/). Users flagged U.S. persons or as an AML risk are not permitted to trade on Upstream.

Investors may choose to open an Upstream account and deposit their securities on Upstream exclusively using the Company’s transfer agent. Investors who elect to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose instead to trade via their U.S. broker at any time. Upstream securities held by each shareholder will be held in a segregated account of the shareholder which is linked and administered through the Upstream app. All orders for sale are non-solicited by Upstream and a users’ decision to trade securities must be based on their own investment judgement.

Investors may access detailed information on the process on how to deposit and trade shares on Upstream directly on Upstream’s website at the following link: https://upstream.exchange/SupportCenter; non-U.S. persons only.

To dual list on Upstream, the Company executed a certificate of appointment of MERJ Dep. as a Securities Facility and confirmed that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of Company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The Company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep. Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. An issuer that lists its securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manage its securities as prescribed in an agreement with the issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and appoints MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

MERJ Dep. operates as a nominee account (street name) in the same manner as Cede & Co, that accepts shareholder deposits in an electronic form from the transfer agent that facilitates the buying and selling of such shares on Upstream (e.g., by an individual name & address). Upstream is the trading technology employed by MERJ Exchange Ltd., a regulated national stock exchange.

MERJ Depository maintains the MERJ Subregister of MDIs (Upstream securities). Any shareholder wishing to deposit shares with Upstream will follow the prompts on the Upstream app to initiate and approve this transaction. Once satisfied with the legitimacy of each deposit request, the Company’s transfer agent will make an entry in its register to give effect to the deposit by moving and vesting title in the securities in the name of the Depository Nominee. It will also notify MERJ Dep. or its appointed agent which will then make the MDIs available for trading on Upstream pursuant to its rules and procedures. All resales are governed by the rules governing the activities of Upstream and shall be reflected only on the MERJ Dep. Subregister. Title to the securities reflected as MDIs will be held in the name of MERJ Nominees Ltd. on the books of the transfer agent. All subsequent resales of the Upstream securities are conducted in accordance with the rules governing Upstream and will be reflected only on the MERJ Dep. Subregister.

Shares may only be deposited on to Upstream through the Company’s transfer agent utilizing the Upstream app. Existing, non-U.S. shareholders may transfer their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol and the number of shares to deposit, and tapping Submit. Next, enter the brokerage firm name and brokerage account number, and tap Submit. Finally, tap Add E-Signature, to sign on the screen using a finger, tap Done, and then tap Sign. Shareholders will receive a push notification once the shares are deposited and available for trading on Upstream. After completion of the deposit request on Upstream, shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdraw to the transfer agent. Shares will not be transferred without notifying the current broker and requesting a withdraw. On listing day, shareholders will receive a push notification once the shares are deposited and available for trading on Upstream.

Investors may withdraw shares from Upstream directly from the Upstream app. The Upstream app has a function under Investor Services, Manage Securities, Withdraw Securities. The shareholder then enters the ticker symbol and the number of shares to be withdrawn and taps ‘Notarize’ to cryptographically sign this transaction. The shares are removed from the user’s Upstream portfolio and an email is sent to the transfer agent with a share withdrawal request whereafter the transfer agent will liaise directly with the shareholder to ensure the share balance is entered in ‘book entry’ into the user’s name and address. Third party share withdrawals from Upstream are not permitted; the share withdrawal request name and address (as retrieved from the Upstream KYC information by Upstream compliance) is required to be the same name and address that will be entered in the transfer agents ‘book entry’ for this shareholder.

Upstream only offers self-directed trading. Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that’s a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key).The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (such as a deposit, withdraw, bid, offer, buy, sell or cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream distributed ledger platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit KYC information for the Upstream compliance team to review. KYC information is then linked to the user’s public key, and if the user passes KYC review, then this user’s cryptographic keypair’s transactions will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that the Upstream technology will reject securities deposits or buy orders from cryptographic keypair’s that, pursuant to their KYC review, come from U.S. persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

It should be also noted that individual shares traded on the Upstream secondary market are not reflected in the transfer agent’s books and records. They are recorded inside the street name depository of MERJ Dep. The MERJ Dep. nominee books and records service will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly. Therefore, the securities are held at the nominee, and are moved between accounts inside the nominee’s omnibus solution pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

Lost certificates on Upstream can occur if a shareholder loses their smartphone. Upon notification of the loss of the Upstream app (and its corresponding signing keys), each separate share balance and shareholder name, address, and tax-ID is communicated by Upstream to each of the affected transfer agents. The transfer agent then instructs Upstream to withdraw the lost shares back to the transfer agent, where they are deposited directly in book entry in the transfer agent’s books and records in the shareholders name and address. The lost shares have now been recovered. Note, the share count for MERJ Dep., street-name, is decremented by the number of shares recovered. It is up to the individual shareholder to inform the transfer agent of whether they wish to leave their shares in book entry, or deposit for secondary trading at Upstream again, or to deposit for secondary trading at a U.S. brokerage.

HOW TO DEPOSIT SHARES

Upstream can accept the shares that non-U.S. investors hold in their current brokerage account, shares that are held directly at the transfer agent in digital book entry, or as a physical stock certificate. Shares can also be moved out of Upstream back to U.S. markets. The following steps detail how investors can deposit their shares on to Upstream.

STEP 1. CREATE AN ACCOUNT ON UPSTREAM & VERIFY YOUR IDENTITY

●	Download Upstream and tap Sign Up. This will create your Upstream profile and ‘signing key’.

●	Complete KYC. To complete KYC identity verification, tap the settings icon in the top right of the navigation, then tap KYC. Be sure to have a valid form of ID and banking details handy. It’s important that bank account information matches your name exactly.

●	Once your account is approved, and you are not a U.S. person, and if you already own shares and wish to transfer them to Upstream for trading, then you may initiate a request to deposit your shares using the Upstream app.

STEP 2. TRANSFER SHARES TO TRANSFER AGENT

If your shares are already held at the transfer agent, then skip to STEP 3 below. However, if your shares are currently in your brokerage account, then please transfer your shares to the transfer agent as described below. Note, the terminology for this is to have shares held as ‘direct registration’ in ‘book entry’ at the transfer agent.

To make this transfer request, most of the time all you need to do is contact your brokerage firm by email and ask them to transfer your shares back to ‘book entry’ at the transfer agent. The brokerage firm will know what to do, and they will let you know how long it will take, but typically you should allow 48 hours for them to process your request.

Some brokerage firms may ask you to fill out their particular share transfer form. Upstream can be contacted at servicedesk@upstream.exchange if you need assistance in completing a share transfer form from your brokerage firm.

It is important that the investors name, address and tax-ID that their shares are registered under at the brokerage firm match the information that they provided when opening their account on Upstream. If their address at the brokerage firm is out of date, then they will need to update it with their brokerage firm BEFORE they transfer their shares to the transfer agent. Note, if the addresses do not match the investors address on Upstream, then their share deposit to Upstream will be delayed by the transfer agent.

STEP 3. REQUEST TO DEPOSIT SHARES USING THE UPSTREAM APP (NON-U.S. ONLY)

For non-U.S. persons only, Open Upstream, Tap Investor, Manage Securities, Deposit Securities. Next, Enter the Company’s Ticker Symbol and Number of Shares you’re requesting to deposit. Confirm whether your shares are free trading or restricted, then tap Submit.

The value of each share deposit request on the Upstream app may not exceed $100,000. This value is determined by the closing price of the security on the previous trading day multiplied by the number of shares being deposited.

Once the investor makes the share deposit request using the Upstream app, and the transfer agent has their shares in ‘book entry’, then most of the time the Upstream deposit process typically completes within 48 hours (Monday to Friday, excluding U.S. holidays).

However, if the transfer agent requires further information regarding their share transfer, then the investor will receive an email with a form to complete. The form will be pre-populated with the Upstream account information.

Once the transfer is complete investors will receive a push notification in the Upstream app and will see the share deposit in their Upstream Portfolio.

STEP 4. TRADING ON UPSTREAM

Once the shares are in the investor’s account, they may trade on Upstream. Investors may view their shares in the Upstream Portfolio. For more information on trading, visit Upstream’s support center at https://upstream.exchange/SupportCenter.

Transfer agent information

Equiniti

Call Center at 800-468-9716

shareowneronline.com

HOW TO MOVE SHARES BACK TO U.S. MARKETS (NON-U.S. ONLY)

Step 1. Open Upstream, Tap Investor, Withdraw Securities. Enter Ticker Symbol and the Number of Shares you wish to withdraw, then tap Submit.

Step 2. The transfer agent will receive the investors shares immediately and will hold them in digital book entry in their name.

Step 3. The transfer agent will provide the investor via regular US mail a DRS Advice (Statement) that shows their shares are now held at the transfer agent in book entry. If an investor would like to move the shares back to their U.S. brokerage account, they will need to contact their broker, provide them with a copy of their DRS Advice and have them request that the transfer agent send back the investors shares. The broker will provide the investor with appropriate forms to complete.

Issuance of Press Release

On September 24, 2024 and October 1, 2024, the Company issued press releases announcing its dual listing on Upstream. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit No.	Description
99.1	Press Release dated September 24, 2024
99.2	Press Release dated October 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer